Exhibit 99.1

Golden Heaven Group Holdings Ltd. Launches Wedding Photography and Light Show Projects

NANPING, China, Feb. 19, 2025 /PRNewswire/ -- Golden Heaven Group Holdings Ltd. (“Golden Heaven” or the “Company”) (Nasdaq: GDHG), an amusement park operator in China, today announced that Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”), a subsidiary of the Company, has entered into a cooperation agreement (the “Cooperation Agreement”) with Nanping Dacheng Culture Communication Co., Ltd. (“Dacheng Culture”) and Fuzhou Yibang Amusement Park Co., Ltd. (“Fuzhou Yibang”). This partnership aims to leverage the unique resources and expertise of all three parties to create an attraction and entertainment complex targeting young couples and romantic partners.

Pursuant to the Cooperation Agreement, the parties will jointly develop wedding photography and light show projects in Tongling city and Changde city, China (the “Projects”). Nanping Golden Heaven will coordinate and supervise the operation of the Projects and participate in sharing of project profits during the 6-month cooperation period. Dacheng Culture and Fuzhou Yibang will be responsible for professional photography and light show activities and providing relevant venues, respectively.

Mr. Jin Xu, CEO and Chairman of Golden Heaven, commented, “This collaboration introduces a new cooperation model for developing themed entertainment projects in the evolving Chinese amusement park market. Young couples and lovers are always seeking the latest fashion trends, popular technologies, and innovative experiences—factors we view as indispensable drivers of industry growth. By combining the strengths of all three parties—Golden Heaven’s extensive resource integration capabilities and operational experience, Dacheng Culture’s expertise in cultural event planning, and Fuzhou Yibang’s high-quality venue resources—we believe that the Projects will serve as a successful model for attracting young visitors and unlocking future growth and profit opportunities. We anticipate that the Projects will become sought-after destinations.”

About Golden Heaven Group Holdings Ltd.

Through its Chinese operating entities, the Company manages and operates amusement parks, water parks and complementary recreational facilities. The parks offer a broad selection of exhilarating and recreational experiences, including both thrilling and family-friendly rides, water attractions, gourmet festivals, circus performances, and high-tech facilities. For more information, please visit the Company’s website at https://ir.jsyoule.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Golden Heaven Group Holdings Ltd.
Email: group@jsyoule.com

Ascent Investor Relations LLC
Phone: +1-646-932-7242
Email: investors@ascent-ir.com